Inter Parfums, Inc.
551 Fifth Avenue
New York, NY 10176

October 1, 2009

United States
Securities and Exchange Commission
Washington, D.C. 20549-7010
Att.: Mr. Rufus Decker, Accounting Branch Chief
Division of Corporation Finance

Re:	Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2008
Forms 10-Q for Fiscal Quarters Ended March 31, 2009 and June 30, 2009
File No. 0-16469

Ladies and Gentlemen:

This letter is written in response to the letter dated September 24, 2009 of Mr. Rufus Decker, Accounting Branch Chief, addressed to Mr. Russell Greenberg, the Chief Financial Officer of Inter Parfums, Inc. (the “Staff Letter”). We have reproduced the comments from the Staff Letter, and our responses follow each of such comments.

Comment from Staff Letter:

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings if applicable.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 29

Discussion of Critical Accounting Policies – Equipment and Other Long-Lived Assets, page 34

2.
We have read your response to comment two from our letter dated August 13, 2009. We note that you are using the estimated cost to Lanvin to repurchase the Lanvin brand names and trademarks as the estimated residual value for these assets. Based on your response, however, it is unclear that Lanvin has an obligation, or has made a commitment, to repurchase these assets in 2025. With reference to paragraph 13 of SFAS 142, help us to understand how you overcame the presumption that the residual value of an intangible asset is zero.

United States
Securities and Exchange Commission
October 1, 2009
Page  of 2 of 3

Company response:

2.           In determining the useful life of the Lanvin brand names and trademarks, we applied the provisions of paragraph 11 of SFAS 142. The only factor in paragraph 11 that prevented us from determining that the Lanvin brand names and trademarks were indefinite life intangible assets was Item c. “Any legal, regulatory, or contractual provisions that may limit the useful life”. The existence of the repurchase option in 2025 may limit the useful life of the Lanvin brand names and trademarks to the company. However, this limitation would only take effect if the repurchase option were to be exercised and the repurchase price was paid. If the repurchase option is not exercised, then the Lanvin brand names and trademarks are expected to continue to contribute directly to the future cash flows of our company and their useful life would be considered to be indefinite.

Our thought process with respect to the application of paragraph 13 of SFAS 142 is that since the Lanvin brand names and trademarks would only have a finite life to our company if the repurchase option were exercised, the logical step in applying paragraph 13 of SFAS 142 would be to assume that the repurchase option is exercised. When exercised, Lanvin has an obligation to pay the exercise price and the company would be required to convey the Lanvin brand names and trademarks back to Lanvin. The exercise price to be received (Residual Value) is well in excess of the carrying value of the Lanvin brand names and trademarks, therefore no amortization is required.

In addition and as mentioned previously, the Lanvin brand names and trademarks are subject to the same impairment testing procedures as all of our other intangible assets with finite lives. Lanvin brand sales have been steadily increasing since 2004 and our undiscounted cash flow analysis supports a fair value well in excess of our carrying value.

* * * *

As previously requested, we acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States
Securities and Exchange Commission
October 1, 2009
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I trust that this adequately addresses your questions. However, if further information is required, please feel free to contact the undersigned.

Very truly yours, /s/ Russell Greenberg Russell Greenberg, Executive Vice President and Chief financial Officer